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Steven D. Pidgeon steven.pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Jacqueline Kaufman, Staff Attorney
Erin Jaskot, Legal Branch Chief

Re:	Creek Road Miners, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 10, 2021
File No. 333-255445

Dear Ms. Kaufman:

This letter is submitted on behalf of Creek Road Miners, Inc. (f/k/a Wizard Brands, Inc.) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on June 10, 2021 (the “Registration Statement”), as set forth in your letter dated June 24, 2021 addressed to Scott D. Kaufman, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

General

1.	We note your response to our prior comment one; however, we are unable to agree that this is a resale transaction. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3, you are ineligible to conduct a primary at-the-market offering. Please name the investor as an underwriter and disclose the price at which it will sell the shares of common stock.

United States Securities and Exchange Commission
July 26, 2021

Response: The Company acknowledges the Staff’s comment and while it believes that the offering is a valid secondary offering, the Company has decided to significantly reduce the size of the offering to 1,000,000 shares of common stock, which constitute less than 33% of the Company’s shares of common stock outstanding on May 14, 2021. According to the Company’s most recent Form 10-Q filed with the Commission, on May 14, 2021, the Company had 3,506,752 shares of common stock issued and outstanding.

The Company notes that the number of shares involved is only one factor set forth in Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”) 612.09 to be considered by the Staff in applying Rule 415 with respect to determining whether a purported secondary offering is really a primary offering. As previously discussed in letters filed with the Commission on May 19, 2021 and June 10, 2021 in response to comments from the Staff (the “Prior Response Letters”), the Staff has indicated, in C&DIs 612.12 and 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

These interpretive positions show that the number of securities offered is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions illustrate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is in reality a disguised primary offering. Here, other facts with regard to the Company, as discussed in the Prior Response Letters, indicate that the offering is appropriately characterized as a secondary offering.

Therefore, after consideration of the reduction in shares registered, in addition to all of the factors described in the Prior Response Letters, which are incorporated herein by reference, the Company believes that the offering is a valid secondary offering under Rule 415(a)(1)(i).

[Signature page immediately follows.]

United States Securities and Exchange Commission
July 26, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (480) 606-5124.

Sincerely,

DLA Piper LLP (US)

/s/ Steven D. Pidgeon
Steven D. Pidgeon
Partner